ICON INCOME FUND EIGHT A L.P.
                              SUPPLEMENT NO. 3
                            DATED APRIL 14, 1999
                   TO PROSPECTUS DATED SEPTEMBER 23, 1998

  This Supplement No. 3 dated April 14, 1999 ("Supplement No. 3") updates and revises the prospectus (the "Prospectus") dated September 23, 1998 as previously supplemented by Supplement No. 1 dated January 8, 1999 ("Supplement No. 1") and Supplement No. 2 dated January 29, 1999 ("Supplement No. 2".) This Supplement No. 3 forms a part of, and must be accompanied or preceded by the Prospectus and incorporates all changes made to the Prospectus by Supplement No. 1. and Supplement No. 2 (Capitalized terms used in this Supplement No. 3 and not defined in this Supplement No. 3 have the meanings specified in the Prospectus.)

  Supplement No. 3 describes the current status of the Offering and equipment acquisition efforts and describes changes in the management of the General Partner.

STATUS OF THE OFFERING AND EQUIPMENT ACQUISITION EFFORTS

  The Offering commenced on September 23, 1998. As of April 13, 1999, investor closings have been held reflecting the sale of 286,307.61 Units ($28,630,761) to 1,378 Limited Partners (exclusive of the Initial Limited Partner which has withdrawn in accordance with the procedures described in the Prospectus), which leaves a maximum of 463,692.39 Units ($46,369,238) available for sale. In view of these closings, the material in the Prospectus on pages 80-81 under the heading "PLAN OF DISTRIBUTION - Segregation of Subscription Payments" should be considered revised because the Minimum Offering required to release the general investor funds from the Escrow Account and the special amount needed to release Pennsylvania funds from the Escrow Account have been met.

  Included with this Supplement No. 3 is a summary of the equipment acquisition, leasing and financing efforts of the Partnership; details of the transactions representing approximately ten percent or more of the offering proceeds raised to date are provided below.

Amazon.com, Inc.

  Amazon.com, Inc. ("Amazon.com"), an online retailer mainly selling books, compact disks, video and audio tapes, and more recently prescription drugs via the affiliate Drugstore.com, has leased $7,687,321 of information systems and network server equipment with a primary lease term ending March 30, 2002. Amazon.com sells to the global general public via the Internet with (according to the Company) more than 3 million book titles and about 225,000 music titles that are sold to approximately 6.2 million customer accounts. The company completed its initial public offering in May 1997, and is currently traded on the NASDAQ market system.

America West Airlines, Inc.

  America West Airlines, Inc. ("America West"), believed to be the ninth largest commercial air carrier in the United States as measured by passenger enplanement, is leasing two Boeing 737-200 Advanced aircraft which the Partnership acquired in March 1999 with a gross purchase price of $13,699,000 and a primary lease term ending December 2003. America West has hubs in Phoenix, Las Vegas and Columbus, Ohio and serves both domestic and international destinations.


BP Amoco Plc

  The Partnership acquired a 115 foot tugboat and a 414 foot, 70,000 barrel tank barge on charter to Keystone Great Lakes, Inc., whose obligations are ultimately guaranteed by BP Amoco Plc. The Vessels had a gross purchase price of $13,310,245 with a primary lease term ending March 30, 2003. BP Amoco Plc is one of the world's largest oil companies.

Oxford Health Plans, Inc.

  Oxford Health Plans, Inc. ("Oxford") has leased various pieces of information systems equipment under primary leases ending December 31, 2001. This equipment enables the processing and storage of data and had a gross purchase price of $17,879,210. Oxford is one of the largest managed healthcare providers in the United States providing health benefit plans. The company's product lines include traditional health maintenance organizations, point-of-service plans, third-party administration of employer funded benefit plans, Medicare and Medicaid plans, and dental plans.

Portland General Electric Company

  Portland General Electric Company ("Portland General"), an electric utility engaged in the generation, purchase, transmission, distribution and sale of electricity in the State of Oregon and servicing 54 cities including Portland and Salem, is leasing a coal unloading and handling facility (the "Facility") which was acquired by the Partnership in December 1998. The Facility had a gross purchase price of $28,244,464 with a primary lease term ending January 23, 2005. It serves Portland General's coal fired power-generating plant located in Boardman, Oregon, the second largest plant in Portland General's system believe to represent 15.6% of Portland General's total energy generating capacity. Portland General is a wholly-owned subsidiary of Enron Corp.

Sabena SA

  Sabena SA ("Sabena")has leased rotables used in the maintenance of aircraft with a gross purchase price of $3,067,695 and a primary lease term ending March 30, 2002. Rotables are serialized aircraft components that can be overhauled, repaired and placed back into service in an aircraft; some examples of rotables include instruments, accessories and flight management computers. Sabena is the Belgian flag carrier airline which provides service to many European and Asian destinations; Swissair now owns 49.5% of Sabena. In Europe, Sabena has partnership arrangements with 15 airlines and in several markets.

CHANGES IN MANAGEMENT

  Paul B. Weiss, described in the Prospectus as Vice Chairman and Executive Vice President of the General Partner, is now Vice Chairman and President. Beaufort J. B. Clarke is now Chairman, Chief Executive Officer and Director of the General Partner.

  On December 15, 1998 Gary N. Silverhardt resigned his position as Senior Vice President and Chief Financial Officer of the General Partner. Kevin F. Redmond has assumed the duties of Chief Financial Officer of the General Partner. Mr. Redmond rejoined ICON as Controller in March 1997 and became Vice President of Finance in May 1998. From December 1995 to February 1997 he was the Manager of Accounting at NationsCredit Corp. Mr. Redmond was previously employed by ICON Capital Corp. from May 1991 to November 1995 as Assistant Controller and Director of Financial Reporting. From September of 1985 to April 1991 he was with the accounting form of Deloitte & Touche, most recently as Audit Manager. Mr. Redmond was commissioned as a Finance Officer in the United States Army Reserve in 1984, received a B.S. degree from the University of Connecticut in 1985, and is a Certified Public Accountant.

  In view of the management changes described above, the material appearing in the Prospectus under the heading "MANAGEMENT" on pages 38 - 40 of the Prospectus should be considered revised accordingly.

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                         ICON Income Fund Eight A L.P.

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  The following sets forth all of the completed equipment acquisition, leasing and financing efforts of the Partnership at April 14, 1999.

 Amazon.com, Inc.                       America West Airlines, Inc.
 Lease Financing of:Information Systems Lease Financing of:737-200 Aircraft (2)
          and Network Server Equipment
 Lease Term:   3 years                  Lease Term:    4.75 years
 Equipment Cost:$ 7,687,321             Equipment Cost:      $ 13,699,000

 BP Amoco Plc                           Oxford Health Plans, Inc.
 Lease Financing of:Tugboat & Oil Barge Lease Financing of: Information Systems
 Lease Term:   46 months                Lease Term:    3 years
 Equipment Cost:$ 13,310,245            Equipment Cost:    $17,879,210


 PETsMART, Inc.                         Pharmaprint, Inc.
 Lease Financing of:Furniture&Fixtures  Lease Financing of:Manuf. Equipment
 Lease Term:   3 to 4 years             Lease Term: 4 years
 Equipment Cost:$ 2,503,322             Equipment Cost: $ 2,223,995


 Portland General Electric Company      Sabena SA
 Lease Financing of:Coal Unloading &    Lease Financing of: Aircraft Rotables
               Handling Facility
 Lease Term:   6 years                  Lease Term:    3 years
 Equipment Cost:$ 28,244,464            Equipment Cost:$ 3,067,695

 Total
 Equipment Cost:  $ 88,615,252